            Brunswick Corporation Policy Statement
INSIDER TRADING AND UNAUTHORIZED DISCLOSURES POLICY

Purpose

This Policy sets forth Brunswick’s expectations regarding trading in Brunswick stock, gifting Brunswick stock, and unauthorized disclosure of material corporate information. This Policy covers important matters. Illegal insider trading can result in jail sentences and civil penalties, including triple damages, and violation of this Policy may also result in disciplinary action, up to and including termination of employment.

Applicability

This Policy is applicable to all Brunswick Employees and Directors, as well as Family Members. Certain provisions apply only to Officers, Directors, and Key Employees, as defined below.

Fundamental Principles

You may not trade or gift Brunswick stock (or the stock of another company as specified in this Policy) if you know Material Undisclosed Information (as defined below) related to Brunswick or such other company, unless under a Rule 10b5-1 plan, as further explained below.

You may not trade or gift Brunswick stock during a Blackout Period (as defined below) that applies to you, unless under a Rule 10b5-1 plan, as further explained below.

In addition, you are prohibited from giving “tips” on Material Undisclosed Information, which would include directly or indirectly disclosing such information to any other person, including Family Members, which could then subject such persons (and yourself) to insider trading liability.

Definitions

Directors: Members of Brunswick’s Board of Directors and their Family Members.

Eligible Individuals: Directors, Officers, and Key Employees.

Employees: Full and part-time Brunswick employees and their Family Members.

Family Members: Includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone who shares such person’s home.

Key Employees: Brunswick Employees who, as a regular part of their jobs, routinely have knowledge of or access to Material Undisclosed Information concerning Brunswick. The Office of the General Counsel will designate certain Employees as Key Employees based on job responsibilities and may notify them of their status and periodic Blackout Period restrictions as described below.

            Brunswick Corporation Policy Statement

Material Information: Any information that could reasonably affect the market price of Brunswick stock (or the securities of another company as specified in this Policy) or that a reasonable investor is likely to consider important in deciding to buy, sell, or hold Brunswick stock (or the securities of another company as specified in this Policy). Material Information can be positive or negative. Some examples of Material Information could include:

•significant acquisitions, divestitures, or mergers;
•tender offers;
•earnings, earnings guidance, or changes in earnings estimates;
•financial liquidity problems;
•key personnel changes;
•major transactions with other companies;
•stock splits or other similar transactions;
•significant data breaches, loss of personal information, or other cyber events;
•significant business decisions, disruption, or consequences of actual or potential public health emergencies, epidemics, or pandemics; and
•negotiation, execution, or loss of significant contracts.

In general, information should be considered material if there is any doubt as to whether or not it is material.

Material Undisclosed Information: Material Information about Brunswick (or another company as specified in this Policy) that has not been broadly disclosed to and absorbed by the investment community for at least one full business day after the information is released (such as by a press release or Securities and Exchange Commission (“SEC”) filing). As used in this Policy, a “business day” means a day on which the New York Stock Exchange (“NYSE”) is open for trading.

Minimum Cooling Off Period: For all Eligible Individuals, the Minimum Cooling Off Period shall be that prescribed by Rule 10b5-1. For Directors and Officers this means the later of: 90 days after the plan’s adoption date or two business days after filing of Form 10-K or Form 10-Q for the quarter during which the plan was adopted (not to exceed 120 days after the plan’s adoption date). For all other Eligible Individuals this shall mean 30 days after the plan’s adoption date.

Officers: Employees identified as Executive Officers in Brunswick’s most recent Annual Report on Form 10-K and anyone the Office of the General Counsel designates as an Executive Officer.

You: All Directors and Employees as defined by this Policy.

Policy

No Transactions While in Possession of Material Undisclosed Information
You may not: (a) directly or indirectly purchase, sell, or gift Brunswick stock when you know Material Undisclosed Information about the Company, including through entities you control, such as other companies, trusts, or foundations; (b) disclose Material Undisclosed Information about Brunswick to anyone outside the Company, including Family Members or other

            Brunswick Corporation Policy Statement
Brunswick Employees; or (c) recommend the purchase or sale of Brunswick stock to anyone when you are aware of Material Undisclosed Information about the Company. Trading that is not in compliance with the foregoing or is otherwise contrary to applicable rules and regulations is against the Company’s Policy.

You may not buy, sell, or gift Brunswick stock until a full business day has passed following the release of Material Information, or as otherwise directed, to allow shareholders and the investing public time to receive and act on Material Information disclosed. For example:

•If Brunswick issues a press release containing Material Information at 6:00 p.m. on a Thursday, and the NYSE is open for trading on Friday, you may not trade in Brunswick stock until Monday.

•If Brunswick issues a press release containing Material Information at 7:00 a.m. on a Thursday, and the NYSE is open for trading on Thursday, you may not trade in Brunswick stock until Friday.

•If Brunswick issues a press release containing Material Information at 6:00 p.m. on a Friday, and the NYSE is open for trading on Monday, you may not trade in Brunswick stock until Tuesday.

In addition, if, in the course of working for or providing services to Brunswick, you learn of Material Undisclosed Information about any other company with which Brunswick does business (including any customer, supplier, alliance partner, or other company with which Brunswick may have a contractual relationship or be negotiating a transaction) or any other company that may be impacted by Brunswick’s business or pending transactions (such as competitors or industry participants), you may not: (a) trade in, or make a gift of, that company’s securities as long as such information remains material and until such information has been publicly disclosed and absorbed by the market; (b) disclose such Material Undisclosed Information to anyone outside of Brunswick; or (c) recommend the purchase or sale of such other company’s securities to anyone so long as such information remains material and until such information has been publicly disclosed and absorbed by the market (at least one full business day after the day on which the information is released).

These prohibitions also apply to Family Members, and to anyone else whose relationship with Brunswick gives him or her access to Material Undisclosed Information.

No Trading by Directors, Officers, or Key Employees During Blackout Periods

Earnings Blackout Period. Brunswick typically releases its earnings results approximately four weeks after the close of each calendar quarter. The period immediately preceding an earnings release is generally considered a time during which Directors, Officers, and Key Employees are more likely to be in possession of Material Undisclosed Information. To avoid the risk of non‑compliance with securities laws, Directors, Officers, and Key Employees (as well as Family Members) may not purchase, sell, or gift Brunswick stock during the period immediately preceding Brunswick’s earnings release. This period (the “Earnings Blackout Period”) will commence at the close of business on the fifteenth of March, June, September, and December (or

            Brunswick Corporation Policy Statement
the closest business day preceding the fifteenth), and will continue until a full business day has passed following the public disclosure of the next earnings release.

Other Blackout Periods. From time to time the Office of the General Counsel may impose other blackout periods (together with the Earnings Blackout Periods, “Blackout Periods”) in anticipation of the release of potentially Material Information (for example, interim earnings guidance) or as the result of the occurrence of a potentially material event (for example, negotiation of a major transaction). Such Blackout Periods will continue so long as the information or event remains material and until the information or event has been publicly disclosed and absorbed by the market (at least one business day after the day on which the information is released). Directors and Employees who are advised of the Blackout Period by the Office of the General Counsel (as well as Family Members) may not trade in, or make a gift of, Brunswick stock during that Blackout Period. The existence of the Blackout Period will not be announced, other than to those who are aware of the Material Undisclosed Information or event giving rise to it and who are therefore subject to it. If any Director or Officer who is not advised of the Blackout Period requests that the Office of the General Counsel approve a trade or gift of Brunswick stock during the Blackout Period, the Office of the General Counsel will not approve the trade and will inform the Director or Officer of the existence of the Blackout Period, without disclosing the reason for it. Anyone made aware of a Blackout Period may not disclose its existence to anyone else.

The absence of a specified Blackout Period does not obviate the need to follow all other restrictions in this Policy. For example, trading in, or making a gift of, Brunswick stock when you are aware of Material Undisclosed Information about the Company is prohibited, regardless of your position or the existence of a prescribed Blackout Period.

No Trading by Any Director or Officer Without Pre-Approval From the Office of the General Counsel

Directors and Officers (as well as Family Members) must receive pre-approval from the Office of the General Counsel before buying, selling, or gifting Brunswick stock, regardless of whether or not a Blackout Period is in effect. Directors or Officers must submit requests for pre-approval to the Office of the General Counsel at least two days prior to the proposed transaction. Pre-approval of a transaction does not constitute a recommendation by Brunswick or any of its Employees or agents that the Director or Officer engage in the transaction. If pre-approval is denied, the Director or Officer must keep that denial confidential and may not complete the transaction. Any pre-approval is valid for five business days, after which the Director or Officer must again request pre-approval for the proposed transaction. Regardless of having received pre-approval, if Material Undisclosed Information comes to the Director or Officer’s attention after the pre-approval but before the trade, s/he may not make the trade.

10b5-1 Plans and Other Stock Trading Plans

SEC Rule 10b5‑1 was designed to establish an affirmative defense for insiders from liability for transactions pursuant to a previously established written trading plan. Under a properly established Rule 10b5‑1 plan, transactions in Brunswick stock may take place at any time, including during Blackout Periods and when one possesses Material Undisclosed Information.

            Brunswick Corporation Policy Statement
Transactions under a pre-approved Rule 10b5-1 plan that specifies the dates, prices, and amounts of the contemplated trades or establishes a formula for determining such dates, prices, and amounts do not require further approval by the Office of the General Counsel at the time of each trade and are not subject to this Policy’s trading restrictions. Note, however, that trades made pursuant to Rule 10b5-1 plans must still be reported to the Office of the General Counsel within one business day of any such transaction.

Company Pre-Approval. Eligible Individuals may enter into Rule 10b5-1 plans in accordance with this Policy if pre-approved in writing by the Office of the General Counsel at least five business days prior to entering into the plan. Any Rule 10b5-1 plan must fully comply with the requirements of Rule 10b5-1. Although the Office of the General Counsel will review all Rule 10b5-1 plans in connection with the pre-approval, compliance of a Rule 10b5-1 plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to such plan are the sole responsibility of the Eligible Individuals initiating such plan.

Certifications. Anyone entering into a Rule 10b5-1 plan must certify, upon adoption of the plan, that he/she is not aware of any Material Undisclosed Information and that the plan is adopted in good faith and not part of any plan or scheme to evade any provision of applicable law.

Commencement of Transactions (“Cooling Off” Periods). No sales can be made pursuant to an Eligible Individual’s Rule 10b5-1 plan until the Minimum Cooling Off Period is complete. The Office of the General Counsel may require a longer “cooling off” period under certain circumstances.

Modifications. Any modification of a Rule 10b5-1 plan constitutes the adoption of a new plan for purposes of calculating the Minimum Cooling Off Period. A modified plan must meet the Rule 10b5-1 requirements of a newly adopted plan, as if adopted on the date of modification.

Termination of Plan. An Eligible Individual should enter into a Rule 10b5-1 plan with the expectation that it will not be terminated prior to its stated term. Written consent of the Office of the General Counsel is required to terminate a Rule 10b5-1 plan before its term expires. An Eligible Individual who terminates a Rule 10b5-1 plan will be subject to Rule 10b5-1 limitations before entering into a new trading plan.

Restrictions. Eligible Individuals may not enter into or modify a Rule 10b5-1 trading plan when they are in possession of Material Undisclosed Information about the Company or during any Blackout Period. Trading plans that are not entered into pursuant to Rule 10b5-1 and reviewed and pre-approved by the Office of the General Counsel shall not be considered to be Rule 10b5-1 plans for purposes of this Policy. Eligible Individuals may enter into only one Rule 10b5-1 plan at a time, unless an exception is approved by the Office of the General Counsel. If such Rule 10b5-1 plan is a single-trade plan, it must be the sole single-trade plan based on relevant SEC rules for such Eligible Individual within any consecutive 12-month period. Eligible Individuals with Rule 10b5-1 plans may trade Company stock outside of their trading plans only with prior written approval from the office of the General Counsel, except that payment or automatic reinvestment of dividends relating to existing shares held by Eligible Individuals and release or granting of shares pursuant to the Company’s Stock Incentive Plan (or similar plan) do not require prior written approval. Eligible Individuals must act in good faith with respect to the Rule 10b5-1 plan for the entire duration of the plan.

            Brunswick Corporation Policy Statement

Disclosure. The adoption, modification, or termination of a Director’s or Officer’s Rule 10b5-1 plan shall be disclosed by the Company consistent with the requirements of the SEC.

Trading by Directors and Officers During Any Six-Month Period

Directors and Officers who purchase and sell, or sell and purchase, Brunswick stock within any six-month period in instances in which there may be “short-swing profit” may incur liability under Section 16 of the Securities Exchange Act. An analysis of short-swing profit in this instance is detailed and fact specific. Directors and Officers should consult the Office of the General Counsel if such transactions are contemplated.

No Selective Disclosure of Material Undisclosed Information

SEC Regulation FD requires Brunswick to avoid selective disclosure of Material Undisclosed Information about the Company. Brunswick has established procedures for releasing Material Information in a manner that is designed to achieve broad public dissemination of the information immediately upon release. Accordingly, you may not disclose Material Undisclosed Information to anyone outside of the Company (including Family Members and friends) other than in accordance with the Company’s established procedures. In addition, you may not discuss confidential or proprietary information about the Company or its business on social media sites or any other similar internet-based forum.

Transactions Under Company Plans

Options Granted by Company. You may exercise stock options (i.e., purchase the shares and hold them) granted by the Company at any time regardless of whether there is a Blackout Period in effect or you are aware of Material Undisclosed Information. However, any sale of stock as part of a cashless exercise of an option or sale of the shares received upon exercise of the options may be sold only in accordance with this Policy.

401(k) and Restoration Plans. This Policy does not apply to purchases of Brunswick stock in the Company’s 401(k) plans (the Brunswick Retirement Savings Plan and the Brunswick Rewards Plan) or the Brunswick Restoration Plan resulting from periodic contributions of money to the plans pursuant to pre-existing payroll deduction elections. The restrictions of this Policy, however, do apply to certain elections under the 401(k) plans, including: (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Brunswick stock fund; (b) an election to make an intra‑plan transfer of an existing account balance into or out of the Brunswick stock fund; (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Brunswick stock fund balance; and (d) an election to pre‑pay a plan loan if the pre‑payment will result in an allocation of loan proceeds to the Brunswick stock fund.

Direct Stock Purchase and Dividend Reinvestment Plan. This Policy does not apply to purchases of Brunswick stock through pre-existing periodic contributions by eligible Employees, or reinvestment of dividends paid on Brunswick stock, as part of the Direct Stock Purchase and Dividend Reinvestment Plan. The Policy does apply, however, to an election to participate in the plan, a change in contribution amount, to sales of Brunswick stock purchased pursuant to the

            Brunswick Corporation Policy Statement
plan, and to the reinvestment of dividends outside of the Direct Stock Purchase and Dividend Reinvestment Plan.

No Hedging Transactions

You may not engage in hedging or monetization transactions or similar arrangements with respect to Brunswick stock, including the purchase or sale of puts, calls, or options on Brunswick stock (other than options granted by Brunswick), or the use of any other derivative instruments to hedge or offset any decrease in the market value of Brunswick stock.

No Margin Purchases

You may not purchase Brunswick stock on margin.

No Short Sales

You may not sell Brunswick stock short or “against the box” (i.e., sell the stock if you do not own the stock or, if owning it, you do not deliver it against such sale within 20 days).

No Pledges

You may not pledge Brunswick stock as collateral for a loan, in part because that stock may be sold without your consent by the lender in foreclosure if you default. If such a sale occurred when you were aware of Material Undisclosed Information, it could, under certain circumstances, be considered unlawful insider trading.

Post-Termination Transactions

If you are aware of Material Undisclosed Information at the time you cease to be a Director or Brunswick Employee, you may not trade in Brunswick stock as long as that information remains material or until that information has been publicly disclosed and absorbed by the market (generally one full business day after the information is released).
In all other respects, this Policy will cease to apply upon the expiration of any applicable Blackout Period in effect at the time your service as a Director or your Brunswick employment ends.

Reporting

If you have reason to believe that Material Undisclosed Information has been inappropriately disclosed, or that this Policy has otherwise been violated, report it to the Office of the General Counsel immediately.

Company Assistance

Any questions about this Policy or its application to any proposed transaction should be directed to the Office of the General Counsel. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with each individual. Violations of this Policy may result in discipline, up to and including termination of employment.

            Brunswick Corporation Policy Statement

Exceptions:
N/A

Related Documents:
Ethics in Action: Brunswick’s Integrity Playbook

Policy Owner:
Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

Who to Contact:
Vice President and Deputy General Counsel

Date of Latest Modification:
February 2025